PE 12/17/2012


13000610

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Victoria R. Westerhaus
Stinson Morrison Hecker LLP
vwesterhaus@stinson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/29/13

Re: UMB Financial Corporation
Incoming letter dated December 17, 2012

Dear Ms. Westerhaus:

This is in response to your letter dated December 17, 2012 concerning the shareholder proposal submitted to UMB Financial by Gerald R. Armstrong. We also have received a letter from the proponent dated December 27, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UMB Financial Corporation
Incoming letter dated December 17, 2012

The proposal requests that the board establish a policy that the chairman shall be an independent director, as defined by the rules of the New York Stock Exchange and National Association of Security Dealers, who has not previously served as an executive officer of UMB Financial.

We are unable to concur in your view that UMB Financial may exclude portions of the supporting statement under rule 14a-8(i)(3). Based on the information you have presented, we are unable to conclude that the portions of the supporting statement you reference impugn character, integrity, or personal reputation, or make charges concerning improper, illegal or immoral conduct or associations, without factual foundation, in violation of rule 14a-9. Additionally, we are unable to conclude that portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that UMB Financial may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2012

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, North East
Washington, D. C. 20549

Re: UMB Financial Corporation
Shareholder Proposal of Gerald R. Armstrong
Objections by Counsel for UMB FInancial Corporation

Greetings

As the proponent of a shareholder proposal to UMB Financial Corporation for its Board of Directors to adopt a policy to create an "independent chairman," I have received a copy of the objections by UMB's counsel objecting to portions of the supporting statement.

The statements, as contained in the supporting statement, are, in my opinion, factual and not misleading. When any portion of the statement is stated as a personal opinion, it is so stated and disclosed as the "proponent believes" or other proper wording to indicate his position for introducing the proposal. Counsel for UMB seems to overlook these reasons. An exmaple would be the first paragraph where I have stated I am a longterm shareholder of UMB, have been responsible for its adoption of a declassified board requirement, and introduced a proposal to prohibit officers and directors use of personally-owned UMB shares as collateral for loans.

The facts are these: I have owned UMB shares since November 16, 1999, I had proposals to declassify terms of directors which had substantial votes for three years and a majority vote in the third year, my proposal to prohibit use of UMB shares by directors and officers as collateral was defeated although a policy was adopted and the chairman/president did pay off his loan to purchase a ranch in Colorado--this information was furnished me by the law firm objecting to my resolution when it asked that I withdraw my proposal a year ago.

The fact that the independent chairman proposal of the proponent did receive a majority of the shares voted at KeyCorp is not irrelevant as it is significant to the credibility of the issue of bank holding companies needed better governance and administration as well as the credibility of the proponent.

As the proponent, I am at a loss to accept or understand the objection for the fourth and fifth paragraphs discussing the preference of employing the members of one family which owns less than ten percent of the shares. The percentage of share ownership is based on the figures shown to the shareholders in the proxy statement and the relationships of family members is based on current and past proxy statement details.

In this issue, I have noted that nepotism is not illegal and that as the proponent I deem the practices at UMB as "distasteful, impractical, and as an unsound business practice."

Nowhere, in any of the statements of the proponent, is there a connotation to impugn the character of any officer or director, or directly or indirectly making charges concercening improper or immoral conduct or association without factual foundation" as it alleged in the objection.

I ask that the staff of the Commission not allow the objections of UMB Financial Corporation and regard the comments of its counsel only to be "guarding their sacred turf" rather than promoting good governance for all shareholders.

If, however, the staff of the Commission determines that any statement should be clarified or corrected, I will be pleased to amend the supporting statement.

Thank you for your consideration to my position.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

cc: Stinson, Morrison Hecker LLP

Facsimile Transmission: 202-772-9201



Victoria R. Westerhaus
816.691.2427 DIRECT
816.412.9363 DIRECT FAX
vwesterhaus@stinson.com

December 17, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: UMB Financial Corporation
Shareholder Proposal of Gerald R. Armstrong
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, UMB Financial Corporation, a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude certain portions of the supporting statement (the "Supporting Statement") for the shareholder proposal (the "Proposal") submitted by Gerald R. Armstrong (the "Proponent"), on November 8, 2012, for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days prior to the date on which the Company intends to file its definitive 2013 Proxy Materials. Pursuant to *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we are submitting this letter via electronic mail to the Staff in lieu of mailing paper copies. Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude certain portions of the Supporting Statement from its 2013 Proxy Materials.

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal and/or portions of a supporting statement if they are contrary to the proxy rules of the Commission, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As described below, we have advised the Company that certain portions of the Supporting Statement may be properly excluded pursuant to Rule 14a-8(i)(3).

THE PROPOSAL

The following is the text of the Proposal and Supporting Statement as submitted by the Proponent:

RESOLUTION

That the shareholders of UMB FINANCIAL CORPORATION request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange and National Association of Securities Dealers, and who has not previously served as an executive officer of UMB FINANCIAL CORPORATION.

This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance is excused if no independent director is available and willing to serve as Chairman.

STATEMENT

This proposal's proponent is a longterm shareholder of UMB FINANCIAL CORPORATION and is responsible for its elimination of classified terms for directors by requiring the annual election of all directors and introducing a proposal prohibiting officers and directors use of UMB shares as loan collateral which may have caused our current chairman to pay-off a loan used to purchase a ranch in Colorado where his UMB shares were used as collateral.

His proposal for an independent chairman was presented in last year's meeting of KeyCorp where it had been recommended by governance consultants and received a majority vote of shareholders.

He questions the dominance of the Kemper family—whose family members have less than ten percent direct share ownership – in UMB Financial Corporation.

R. Crosby Kemper, age 84, retired as Chairman and President in 1994, but continues to receive annual consulting fees of $150,000 plus business expense reimbursements, automobile, secretarial/administrative support, and office facilities. He has been succeeded by three sons -- Alexander Kemper who resigned in 2000, R. Crosby Kemper, III, resigned in 2005, and J. Mariner Kemper, the current chairman and president. Other "Kempers" with UMB include Heather Kemper Miller, daughter and Thomas J. Wood, a cousin of J. Mariner Kemper.

> Although nepotism is not illegal, the proponent deems this much nepotism as distasteful, impractical, and an unsound practice. He believes an independent chairman would end these practices.
>
> Norges Bank Investment Management, has stated in support of a similar proposal:
>
> "The roles of Chairman of the Board and CEO as fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board. Approximately 43% of S&P 1500 companies have separate CEO and Chairman positions.
>
> "The Board should be led by an independent Chairman. Such a structure will put the Board in a better position to make independent evaluations and decisions, hire management, decide a remuneration policy that encourages performance, provide strategic direction and support management in taking a long-term view in development of business strategies. An independently led board is better able to oversee and give guidance to corporation executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances with corporate structure and thus protect shareholder value."
>
> If you agree, please vote "FOR" this proposal.

A copy of the Proposal and Supporting Statement are attached to this letter as Exhibit A. A copy of all correspondence between the Proponent and the Company relating to the Proposal and Supporting Statement is attached to this letter as Exhibit B.

ANALYSIS

1. Certain Portions of the Supporting Statement are Excludable Under Rule 14a-8(i)(3) for Violating the Proxy Rules.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Section 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004) ("SLB 14B") reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in certain instances, such as where (i) statements directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual foundation; and (ii) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

a. Paragraphs Three, Four and Five of Supporting Statement

The Company believes the statements in paragraphs three, four and five of the Supporting Statement, which directly or indirectly claim that the Kemper family engages in nepotism, are highly offensive, unsubstantiated, inflammatory and likely to mislead the Company's shareholders. These statements directly or indirectly impugn the character and attack the integrity of the Kemper family. The Company believes the statements are unnecessary to the Proposal and serve only to impugn the personal reputation of Kemper family members, who founded the bank and have been integrally involved in managing the Company, which has provided consistent returns to investors despite the 2008 recession.

Relying on Rule 14a-8(i)(3), the Company intends to exclude paragraphs three, four and five of the Supporting Statement from the Company's 2013 Proxy Materials. Misleading and unfounded statements of this sort are transparent attempts to impugn the leadership, character, integrity or personal reputation of the Kemper family and may be properly omitted in their entirety from the Company's 2013 Proxy Materials on the grounds set forth above. The Staff has excluded proposals and portions of supporting statements with similarly unfounded, misleading and offensive assertions in *Potlatch Corp.* (Feb. 18, 2003); *Bank of America Corp.* (Jan. 2007); *Citigroup Inc.* (Feb. 18, 2003); and *CSE Corp.* (Mar. 12, 1979).

For instance, in *Potlatch*, the proponent submitted a proposal urging the company's board to prepare a report regarding, among other things, the company's dividend policy and practices. The proponent's supporting statement included general unsubstantiated allegations of nepotism on the part of members of the family that founded the company. The company sought relief from the Staff to exclude the allegations from the supporting statement under Rules 14a-8(i)(3) and 14a-9 on the basis that the allegations constituted "material which directly or indirectly impugns the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff granted the company's request for relief to exclude the allegations from the supporting statement.

Similarly, in the case of the Proposal, the Proponent makes general unsubstantiated allegations of nepotism on the part of the Kemper family in paragraphs three and five of the Supporting Statement. In paragraph three, the Proponent "questions the dominance of the Kemper family" and, in paragraph five, the Proponent alleges nepotism and "deems this much nepotism as distasteful, impractical, and an unsound practice." The Proponent fails to provide any support for these allegations. Furthermore, the Proponent makes claims in paragraph four of the Supporting Statement that are misleading in that they imply that the Company and the Kemper family have engaged in improper or immoral conduct. The statements imply that all of the arrangements mentioned in paragraph four were unilaterally approved by members of the Kemper family, without the approval of other independent directors or members of the Company's management who are not members of the Kemper family. These paragraphs are misleading, unnecessary to the Proposal and have been included in the Supporting Statement solely in an effort to impugn the character, integrity and reputation of the Company's management and the Kemper family. Therefore, these paragraphs are excludable under Rules 14a-8(i)(3) and 14a-9 consistent with the Staff's relief granted in *Potlatch.*

Finally, as the Proponent notes in the Supporting Statement, the Proponent submitted a similar proposal to KeyCorp for inclusion in KeyCorp's proxy materials for its 2012 annual meeting of shareholders. The Company notes that the supporting statement submitted by the Proponent in connection with that proposal did not include any unsubstantiated allegations of improper conduct by KeyCorp's management. The Proponent states that the proposal received a majority vote of KeyCorp's shareholders. The foregoing demonstrates the irrelevance of the Proponent's allegations in the Supporting Statement with respect to the substance of the Proposal and further demonstrates that the exclusion of the misleading allegations would in no way prejudice the Proposal.

b. Paragraph One and Paragraph Two of the Supporting Statement

The Company also believes that it may omit the first paragraph of the Supporting Statement (other than the introductory language of "The proposal's proponent is a longterm shareholder of UMB FINANCIAL CORPORATION") and the second paragraph of the Supporting Statement in reliance on Rule 14a-8(i)(3). The statements in both of those paragraphs are irrelevant to the Proposal and consist entirely of personal disclosures about Proponent's past proxy activities. These self-promotional disclosures appear to be an attempt to use the Company's proxy statement to further Proponent's reputation and personal agenda. They are not appropriate for inclusion in the Company's 2013 Proxy Materials and should be excluded in order to prevent confusion and an abuse of the shareholder proposal process. The Staff has excluded portions of supporting statements with personal disclosures about proponents in *Bank of America Corp.* (Jan. 12, 2007); *Sara Lee Corp.* (April 1, 2003); and *Bangor Hydro-Electric Co.* (March 13, 2000).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the portions of the Proposal's Supporting Statement described above from its 2013 Proxy Materials (the revised Supporting Statement with the omissions described above is attached hereto as Exhibit C). Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (816) 691-2427.

Sincerely,



Victoria R. Westerhaus

Enclosures

cc: Gerald R. Armstrong (via FedEx)
Dennis R. Rilinger, General Counsel – UMB Financial Corporation (via electronic mail)

EXHIBIT A

NOV 1 3 2012

*** FISMA & OMB Memorandum M-07-16 ***

November 8, 2012

UMB FINANCIAL CORPORATION
Attention: Corporate Secretary
UMB Bank Building
1010 Grand Boulevard
Kansas City, Missouri 64106

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchanbe Commission, this letter is formal notice to the management of UMB Financial Corporation, at the coming annual meeting in 2013, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 92 shares, shares which I intend to own for all of my life, will cause to the introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly. Any and all communications on this matter must be addressed to me in written form as I do not wish to receive any calls from any representative of UMB Financial Corporation regarding this matter.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Express Mail No. *** FISMA & OMB Memorandum M-07-16 ***

RESOLUTION

That the shareholders of UMB FINANCIAL CORPORATION request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange and National Association of Securities Dealers, and who has not previously served as an executive officer of UMB FINANCIAL CORPORATION.

This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as Chairman.

STATEMENT

This proposal's proponent is a longterm shareholder of UMB FINANCIAL CORPORATION and is responsible for its elimination of classified terms for directors by requiring the annual election of all directors and introducing a proposal prohibiting officers and directors use of UMB shares as loan collateral which may have caused our current chairman to pay-off a loan used to purchase a ranch in Colorado where his UMB shares were used as collateral.

His proposal for an independent chairman was presented in last year's meeting of KeyCorp where it had been recommended by governance consultants and received a majority vote of shareholders.

He questions the dominance of the Kemper family--whose family members have less than ten percent direct share ownership--in UMB Financial Corporation.

R. Crosby Kemper, age 84, retired as Chairman and President in 1994, but continues to receive annual consulting fees of $150,000 plus business expense reimbursements, automobile, secretarial/administrative support, and office facilities. He has been succeeded by three sons--Alexander Kemper who resigned in 2000, R. Crosby Kemper, III, resigned in 2005, and J. Mariner Kemper, the current chairman and president. Other "Kempers" with UMB include Heather Kemper Miller, daughter and Thomas J. Wood, a cousin of J. Mariner Kemper.

Although nepotism is not illegal, the proponent deems this much nepotism as distasteful, impractical, and an unsound practice. He believes an independent chairman would end these practices.

Norges Bank Investment Management, has stated in support of a similar proposal:

"The roles of Chairman of the Board and CEO as fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board. Approximatley 43% of S&P 1500 companies have separate CEO and Chairman positions.

"The Board should be led by an independent Chairman. Such a structure will put the Board in a better position to make independent evaluations and decisions, hire management, decide a remuneration policy that encourages performance, provide strategic direction and support management in taking a long-term view in development of business strategies. An independently led board is better able to oversee and give guidance to corporation executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances with corporate structure and thus protect shareholder value."

If you agree, please vote "FOR" this proposal.



STINSON MORRISON HECKER LLP

Victoria R. Westerhaus
816.691.2427 DIRECT
816.412.9363 DIRECT FAX
vwesterhaus@stinson.com

Exhibit B

November 21, 2012

VIA FEDERAL EXPRESS

Mr. Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for UMB Financial Corporation Annual Meeting of Shareholders

Dear Mr. Armstrong:

UMB Financial Corporation (the "Company") acknowledges receipt of your letter dated November 8, 2012, submitting a proposal for inclusion in the proxy statement for the annual meeting of the Company's shareholders to be held in 2013. A copy of your letter, which was received on November 13, 2012, is attached hereto as Exhibit A.

On behalf of the Company, I am writing to inform you that the Company believes certain parts of the supporting statement for your proposal are contrary to the SEC's proxy rules, including Rule 14a-9, and may be excluded pursuant to Rule 14a-8(i)(3). This letter outlines the deficiencies and provides information on the timing of any response to this letter or resubmission of the supporting statement for your proposal.

Deficiencies in Supporting Statement

In Staff Legal Bulletin No. 14B, the SEC Staff stated that reliance on Rule 14a-8(i)(3) may be appropriate to modify a supporting statement where:

- Statements directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or association, without factual foundation; and

- Statements are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

The Company believes that, in the first and second paragraphs of your supporting statement, the references to prior proposals you have submitted for inclusion in the Company's and KeyCorp's proxy statement are irrelevant to your current proposal and may be excluded pursuant to Rule 14a-8(i)(3). These statements appear to be an attempt to use the Company's proxy statement to further your reputation and personal agenda. Self-promoting statements about your past proxy activities should be deleted in order to prevent confusion and an abuse of the shareholder proposal process.

The Company believes that paragraphs three, four and five of your supporting statement may be excluded pursuant Rule 14a-8(i)(3) because they attempt to impugn the character, integrity or reputation of the Kemper family and indirectly allege improper conduct. The Company believes these character attacks are misleading and violate Rule 14a-9.

Response to this Letter.

Under Rule 14a-8(f), your response to this letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"). If you do not transmit your response or cure the procedural defects noted above within the Response Period, the Company intends to seek a no-action letter from the Securities and Exchange Commission under Rule 14a-8(j) to exclude the supporting statement provisions discussed above from your proposal in the Company's proxy materials.

Please contact me at 816-691-2427 or at vwesterhaus@stinson.com if you have questions.

Best regards,

STINSON MORRISON HECKER LLP



Victoria R. Westerhaus

VRW/kjb

Enclosure

cc: Dennis R. Rilinger, General Counsel, UMB Financial Corporation

EXHIBIT A

NOV 13 2012

*** FISMA & OMB Memorandum M-07-16 ***

November 8, 2012

UMB FINANCIAL CORPORATION
Attention: Corporate Secretary
UMB Bank Building
1010 Grand Boulevard
Kansas City, Missouri 64106

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchanbe Commission, this letter is formal notice to the management of UMB Financial Corporation, at the coming annual meeting in 2013, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 92 shares, shares which I intend to own for all of my life, will cause to the introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly. Any and all communications on this matter must be addressed to me in written form as I do not wish to receive any calls from any representative of UMB Financial Corporation regarding this matter.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

Express Mail No. *** FISMA & OMB Memorandum M-07-16 ***

RESOLUTION

That the shareholders of UMB FINANCIAL CORPORATION request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange and National Association of Securities Dealers, and who has not previously served as an executive officer of UMB FINANCIAL CORPORATION.

This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as Chairman.

STATEMENT

This proposal's proponent is a longterm shareholder of UMB FINANCIAL CORPORATION and is responsible for its elimination of classified terms for directors by requiring the annual election of all directors and introducing a proposal prohibiting officers and directors use of UMB shares as loan collateral which may have caused our current chairman to pay-off a loan used to purchase a ranch in Colorado where his UMB shares were used as collateral.

His proposal for an independent chairman was presented in last year's meeting of KeyCorp where it had been recommended by governance consultants and received a majority vote of shareholders.

He questions the dominance of the Kemper family--whose family members have less than ten percent direct share ownership--in UMB Financial Corporation.

R. Crosby Kemper, age 84, retired as Chairman and President in 1994, but continues to receive annual consulting fees of $150,000 plus business expense reimbursements, automobile, secretarial/administrative support, and office facilities. He has been succeeded by three sons--Alexander Kemper who resigned in 2000, R. Crosby Kemper, III, resigned in 2005, and J. Mariner Kemper, the current chairman and president. Other "Kempers" with UMB include Heather Kemper Miller, daughter and Thomas J. Wood, a cousin of J. Mariner Kemper.

Although nepotism is not illegal, the proponent deems this much nepotism as distasteful, impractical, and an unsound practice. He believes an independent chairman would end these practices.

Norges Bank Investment Management, has stated in support of a similar proposal:

"The roles of Chairman of the Board and CEO as fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board. Approximatley 43% of S&P 1500 companies have separate CEO and Chairman positions.

"The Board should be led by an independent Chairman. Such a structure will put the Board in a better position to make independent evaluations and decisions, hire management, decide a remuneration policy that encourages performance, provide strategic direction and support management in taking a long-term view in development of business strategies. An independently led board is better able to oversee and give guidance to corporation executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances with corporate structure and thus protect shareholder value."

If you agree, please vote "FOR" this proposal.

EXHIBIT C

RESOLUTION

That the shareholders of UMB FINANCIAL CORPORATION request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange and National Association of Securities Dealers, and who has not previously served as an executive officer of UMB FINANCIAL CORPORATION.

This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance is excused if no independent director is available and willing to serve as Chairman.

STATEMENT

This proposal's proponent is a longterm shareholder of UMB FINANCIAL CORPORATION.

Norges Bank Investment Management, has stated in support of a similar proposal:

"The roles of Chairman of the Board and CEO as fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board. Approximately 43% of S&P 1500 companies have separate CEO and Chairman positions.

"The Board should be led by an independent Chairman. Such a structure will put the Board in a better position to make independent evaluations and decisions, hire management, decide a remuneration policy that encourages performance, provide strategic direction and support management in taking a long-term view in development of business strategies. An independently led board is better able to oversee and give guidance to corporation executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances with corporate structure and thus protect shareholder value."

If you agree, please vote "FOR" this proposal.